January 11, 2008
John P. Nolan
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549
RE:	Princeton National Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Forms 10-Q for the Quarterly Periods ended March 31, 2007,
June 30, 2007, and September 30, 2007
File No. 000-20050
Dear Mr. Nolan:
This correspondence is in response to your letter dated December 27, 2007 concerning Princeton National Bancorp Inc.’s (“The Company”) Form 10-K for the Fiscal Year Ended December 31, 2006 and Form 10-Q for the Quarters Ended March 31, 2007, June 30, 2007, and September 30, 2007. For ease of reference, we have repeated your comment below and our response to your comment follows immediately thereafter.
Form 10-K for the Fiscal Year Ended December 31, 2006:
Exhibit 13 — Portions of 2006 Annual Report to Stockholders
Consolidated Financial Statements
     Note 1 — Summary of Significant Accounting Policies
     Stock Options, page 16
1. We note your disclosure that effective December 31, 2005 the company accelerated the vesting of all outstanding unvested options, that all of the unvested options were in the money at the date vesting was accelerated, and that no compensation expense was recognized from the vesting decision. Please provide us with your analysis, including any supporting calculations, describing how you considered the guidance in FIN 44 in determining that you did not need to recognize compensation expense due to the acceleration.

Management’s Response:
Prior to January 1, 2006, the Company accounted for stock options under APB No. 25 and did not recognize the related compensation expense in the financial statements as the exercise price was the stock price at the date of the respective awards. In accordance with SFAS 123, the Company disclosed the related compensation cost, net of income tax effect, and the pro-forma effect to net income and earnings per share in a footnote to the financial statements. The adoption of SFAS 123R by the Company did not occur until January 1, 2006; therefore, the rules of SFAS 123R did not apply in December 2005 at the time the Company’s Personnel Policy and Salary Committee of the Board of Directors authorized the resolution to accelerate the vesting of all outstanding unvested stock options granted prior to December 31, 2005. By accelerating the vesting of the stock options, the Company estimated approximately $925,000 of future compensation was eliminated which would have been recognized in future years with the adoption of SFAS 123R. The resolution passed by the Personnel Policy and Salary Committee of the Board of Directors only accelerated the vesting of the stock options granted prior to December 31, 2005. The exercise price and remaining terms of each of the accelerated options remained the same. The acceleration was not done in contemplation of benefiting any individuals that would have otherwise been forfeited during the original vesting period pursuant to the original terms, and the impact of individuals retiring prior to the original vesting period was considered. The modification did not renew or increase the life of the options pursuant to Item K of Staff Accounting Bulletin No. 107 and paragraphs 32 through 36 of FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation. A copy of the resolution of December 19, 2005 is attached for your reference along with the worksheet calculating the amount of the future compensation.
In addition, per your request, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Princeton National Bancorp, Inc.

/s/ Tony J. Sorcic	/s/ Todd D. Fanning
Tony J. Sorcic	Todd D. Fanning
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

December 19, 2005
Resolution to Fully-Vest Outstanding Stock Options
     “WHEREAS, Princeton National Bancorp, Inc. (the “Corporation”) has established the Princeton National Bancorp, Inc. Amended and Restated Stock Option Plan and the Princeton National Bancorp, Inc. 2003 Stock Option Plan (the “Stock Option Plans”) for its officers, employees and directors that provides for the grant to officers, employees and directors of the option to purchase common stock of the Corporation; and
     WHEREAS, the Corporation has previously awarded stock options to certain officers, employees and directors and the Board wishes to approve amendments to all outstanding options to provide that they shall become fully exercisable as of December 19, 2005.
     NOW, THEREFORE BE IT RESOLVED that effective December 19, 2005, previously granted pursuant to the Stock Option Plans that remain outstanding shall be fully exercisable.
     FURTHER RESOLVED, that the appropriate officers of the Corporation are authorized and directed to do any and all things necessary to effectuate the intent of these resolutions.”

Princeton National Bancorp, Inc.	TF
Pro-Forma Net Income Impact — FAS 123 (Alternative Calculation)	2/23/2006
December 31, 2005

	1998	1999	2000	2001	2002	2003	2004	2005
	Grant	Grant	Grant	Grant	Grant	Grant	Grant	Grant	TOTAL

Number of Options, outstanding 12/31-04	1,650	2,500	7,134	42,600	70,500	72,400	74,400	0	271,184
Number of Options, outstanding 12/31-05	1,050	1,100	4,634	13,000	60,101	69,733	72,400	80,700	302,718
Vesting Period (Years)	3	3	3	3	3	3	3	3
Fair Value @ Grant	$6.49	$3.99	$3.61	$6.77	$9.05	$12.73	$13.03	$6.07
Exercise Price	$17.19	$11.19	$11.94	$16.21	$21.15	$28.56	$28.83	$33.25
Net Income Impact Per Year	$2,272	$1,463	$5,576	$29,337	$181,305	$295,900	$314,554	$163,283

Future compensation cost to be eliminated by fully vesting 2003 and 2004 options						$295,900.36	$629,107.73		$925,008.10

(note: the 1998-2002 grants are fully vested)						(1 year left)	(2 years left)
PRIOR DISCLOSURE

Average assumed proceeds from exercise of options	7,432,766

Average unrecognized compensation cost related to future services	1,414,857

Tax benefits credited to equity on assumed exercise based on average market price less weighted-average exercise price	0

Total assumed proceeds	8,847,623

Shares assumed issued upon exercise of options	286,951
Shares repurchased at average market price ($33.25)	266,094

Incremental Shares	20,857

Reported 12/31 net income	$7,574
Compensation cost	(867)

Pro Forma Net Income	6,707

Basic Weighted Avg. Shares	3,174,321
Diluted Weighted Avg. Shares	3,201,154

Reported Basic EPS	$2.39
Pro Forma Basic EPS	$2.11

Reported Diluted EPS	$2.37
Pro-Forma Diluted EPS	$2.10

STOCK OPTIONS GRANTED IN UNDER THE
PRINCETON NATIONAL BANCORP, INC.
STOCK OPTION PLAN
REMAINING OPTIONS AS OF DECEMBER 31, 2005

							Compensation Cost			Compensation Cost
							Calculation			Calculation
	fully vested	fully vested	fully vested	fully vested	fully vested	2/3 vested	2003		1/3 vested	2004
	1998	1999	2000	2001	2002	2003	Fair Value	One year	2004	Fair Value	Two years
	12/14/1998	12/27/1999	12/26/2000	12/31/2001	12/31/2002	12/31/2003	@ Grant	remaining	12/31/2004	@ Grant	remaining
Optionee	$17.19	$11.19	$11.94	$16.21	$21.15	$28.56	$12.73	to be vested	$28.83	$13.03	to be vested	TOTAL
Optionee # 1	0	0	0	0	700	2000	$25,460.00	$8,486.67	2000	$26,068.00	$17,378.67	$25,865.33
Optionee # 2	0	0	0	0	0	0			0
Optionee # 3	0	0	0	1500	2000	2000	$25,460.00	$8,486.67	2000	$26,068.00	$17,378.67	$25,865.33
Optionee # 4	0	0	0	0	2000	2000	$25,460.00	$8,486.67	2000	$26,068.00	$17,378.67	$25,865.33
Optionee # 5	0	0	0	0	2000	2000	$25,460.00	$8,486.67	2000	$26,068.00	$17,378.67	$25,865.33
Optionee # 6	0	0	0	0	666	2000	$25,460.00	$8,486.67	2000	$26,068.00	$17,378.67	$25,865.33
Optionee # 7	0	0	0	0	0	0			0
Optionee # 8	0	0	0	0	2000	2000	$25,460.00	$8,486.67	2000	$26,068.00	$17,378.67	$25,865.33
Optionee # 9	0	0	1000	1500	2000	2000	$25,460.00	$8,486.67	2000	$26,068.00	$17,378.67	$25,865.33
Optionee # 10	300	700	1000	1500	2000	2000	$25,460.00	$8,486.67	2000	$26,068.00	$17,378.67	$25,865.33
Optionee # 11	0	0	0	1500	2000	2000	$25,460.00	$8,486.67	2000	$26,068.00	$17,378.67	$25,865.33
Optionee # 12	0	0	1000	1500	2000	2000	$25,460.00	$8,486.67	2000	$26,068.00	$17,378.67	$25,865.33
Optionee # 13	0	0	0	0	20000	20000	$254,600.00	$84,866.67	20000	$260,680.00	$173,786.67	$258,653.33
Optionee # 14	0	0	734	2000	4000	4000	$50,920.00	$16,973.33	4000	$52,136.00	$34,757.33	$51,730.67
Optionee # 15	0	0	0	0	0	0			1000	$13,034.00	$8,689.33	$8,689.33
Optionee # 16	0	0	0	0	667	2000	$25,460.00	$8,486.67	2000	$26,068.00	$17,378.67	$25,865.33
Optionee # 17	0	0	0	0	2000	2000	$25,460.00	$8,486.67	2000	$26,068.00	$17,378.67	$25,865.33
Optionee # 18	0	0	0	0	666	1333	$16,969.09	$5,656.36	2000	$26,068.00	$17,378.67	$23,035.03
Optionee # 19	0	0	0	0	2000	2000	$25,460.00	$8,486.67	2000	$26,068.00	$17,378.67	$25,865.33
Optionee # 20	0	0	0	0	1300	2000	$25,460.00	$8,486.67	2000	$26,068.00	$17,378.67	$25,865.33
Optionee # 21	250	400	600	800	1000	1000	$12,730.00	$4,243.33	1000	$13,034.00	$8,689.33	$12,932.67
Optionee # 22	0	0	0	0	0	0			1000	$13,034.00	$8,689.33	$8,689.33
Optionee # 23	0	0	0	0	700	700	$8,911.00	$2,970.33	700	$9,123.80	$6,082.53	$9,052.87
Optionee # 24	0	0	0	0	334	1000	$12,730.00	$4,243.33	1000	$13,034.00	$8,689.33	$12,932.67
Optionee # 25	0	0	0	0	500	500	$6,365.00	$2,121.67	500	$6,517.00	$4,344.67	$6,466.33
Optionee # 26	0	0	0	0	334	1000	$12,730.00	$4,243.33	1000	$13,034.00	$8,689.33	$12,932.67
Optionee # 27	500	0	0	800	1000	1000	$12,730.00	$4,243.33	1000	$13,034.00	$8,689.33	$12,932.67
Optionee # 28	0	0	0	500	1000	1000	$12,730.00	$4,243.33	1000	$13,034.00	$8,689.33	$12,932.67
Optionee # 29	0	0	0	0	0	0			0
Optionee # 30	0	0	100	800	1000	1000	$12,730.00	$4,243.33	1000	$13,034.00	$8,689.33	$12,932.67
Optionee # 31	0	0	0	0	333	1000	$12,730.00	$4,243.33	1000	$13,034.00	$8,689.33	$12,932.67
Optionee # 32	0	0	0	66	1000	1000	$12,730.00	$4,243.33	1000	$13,034.00	$8,689.33	$12,932.67
Optionee # 33	0	0	0	0	400	1200	$15,276.00	$5,092.00	1200	$15,640.80	$10,427.20	$15,519.20
Optionee # 34	0	0	0	0	500	500	$6,365.00	$2,121.67	500	$6,517.00	$4,344.67	$6,466.33
Optionee # 35	0	0	0	0	0	0			0
Optionee # 36	0	0	0	0	667	1000	$12,730.00	$4,243.33	1000	$13,034.00	$8,689.33	$12,932.67
Optionee # 37	0	0	0	0	1000	1000	$12,730.00	$4,243.33	1000	$13,034.00	$8,689.33	$12,932.67
Optionee # 38	0	0	0	0	500	500	$6,365.00	$2,121.67	500	$6,517.00	$4,344.67	$6,466.33
Optionee # 39	0	0	200	534	1000	1000	$12,730.00	$4,243.33	1000	$13,034.00	$8,689.33	$12,932.67
Optionee # 40	0	0	0	0	334	1000	$12,730.00	$4,243.33	1000	$13,034.00	$8,689.33	$12,932.67
Optionee # 41	0	0	0	0	500	500	$6,365.00	$2,121.67	500	$6,517.00	$4,344.67	$6,466.33
Optionee # 42	0	0	0	0	0	500	$6,365.00	$2,121.67	500	$6,517.00	$4,344.67	$6,466.33

REMAINING OPTIONS	1,050	1,100	4,634	13,000	60,101	69,733			72,400

TOTAL COMPENSATION COSTS								$295,900.36			$629,107.73	$925,008.10